Exhibit 11
Computation of Earnings Per Share (1)
Dollars in Thousands, Except Shares and Per Share Data

	Years Ended December 31,

	2002	2001	2000

Net income	$4,922	$4,248	$4,084

Weighted average shares outstanding:
Weighted average shares outstanding	5,998,860	5,998,860	5,998,860
Less: unearned ESOP shares	(340,738)	(383,353)	(424,837)
Less: treasury shares	(2,330,734)	(2,084,193)	(1,090,627)

Basic	3,327,388	3,531,314	4,483,396
Effect of dilutive stock options	236,866	188,910	49,405

Diluted	3,564,254	3,720,224	4,532,801

Net income per share:
Basic	$1.48	$1.20	$0.91
Diluted	$1.38	$1.14	$0.90